Exhibit 8

Internet Gold – Golden Lines Ltd.
Subsidiaries

Name	Place of Incorporation	Percentage of Ownership
B Communications Ltd.	Israel	76.62%
GoldMind Ltd.	Israel	100%
Internet Gold International Ltd.	Israel	100%
IG Vest Ltd.*	Israel	100%

Subsidiaries of B Communications Ltd.
Bezeq The Israel Telecommunications Corp. Ltd. (TASE:BZEQ)	Israel	30.44%
B Communications (SP1) Ltd.	Israel	100%
B Communications (SP2) Ltd.	Israel	100%

Subsidiaries of by GoldMind Ltd.
Start Net Ltd.	Israel	100%
Nirshamim Lalimudim Ltd.	Israel	100%
Hype Active Media Ltd.	Israel	100%
Seret Israel's Movies Portal Ltd.	Israel	51%
The Money Interactive Ltd. *	Israel	100%
Smile.Limudim Ltd.	Israel	100%
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* Inactive.